==============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (AMENDMENT NO. 4)*


                          WELLCARE HEALTH PLANS, INC.
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)


                                   94946T106
                                (CUSIP Number)

                           Filippo J. Cardini, Esq.
                            COO and General Counsel
                    TowerBrook Capital Partners (U.K.) LLP
                                 83 Pall Mall
                                    London
                                   SW1Y 5ES
                                United Kingdom
                         TELEPHONE: 44 (0)20 7451 2002
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                AUGUST 2, 2006
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP No. 94946T106                                               Page 2 of 11

                                 SCHEDULE 13-D

--------------------------------------------------------------------------------

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         TowerBrook Investors L.P. (f/k/a Soros Private Equity Investors LP)

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a)    [_]
         (b)    [X]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                 [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 DELAWARE
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      None
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     257,968*
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      None
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      257,968*
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  257,968*

--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)

                  [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.6%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  PN

--------------------------------------------------------------------------------

--------
* See Item 2.

CUSIP No. 94946T106                                               Page 3 of 11

                                 SCHEDULE 13-D

--------------------------------------------------------------------------------

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         TCP General Partner L.P. (f/k/a SPEP General Partner LP)

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a)    [_]
         (b)    [X]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                 [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 DELAWARE
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      None
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     257,968*
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      None
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      257,968*
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  257,968*

--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)

                  [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.6%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  PN

--------------------------------------------------------------------------------

--------
* See Item 2.

CUSIP No. 94946T106                                               Page 4 of 11

                                 SCHEDULE 13-D

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1.       NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS (ENTITIES ONLY).

         TowerBrook Capital Partners LLC

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a)    [_]
         (b)    [X]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                 [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 DELAWARE
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      None
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     257,968*
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      None
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      257,968*
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  257,968*

--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)

                  [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.6%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  OO

--------------------------------------------------------------------------------

--------
* See Item 2.

CUSIP No. 94946T106                                               Page 5 of 11

                                 SCHEDULE 13-D

--------------------------------------------------------------------------------

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Neal Moszkowski (in the capacity described herein)

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a)    [_]
         (b)    [X]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                 [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 DELAWARE
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      93,214
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     257,968*
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      93,214
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      257,968*
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  351,182*

--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)

                  [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.9%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  IN

--------------------------------------------------------------------------------

--------
* See Item 2.

CUSIP No. 94946T106                                               Page 6 of 11

                                 SCHEDULE 13-D

--------------------------------------------------------------------------------

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Ramez Sousou (in the capacity described herein)

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a)    [_]
         (b)    [X]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                 [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 DELAWARE
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      40,001
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     257,968*
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      40,001
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      257,968*
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  297,969*

--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)

                  [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.7%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  IN

--------------------------------------------------------------------------------

--------
* See Item 2.

CUSIP No. 94946T106                                               Page 7 of 11



Item 1.  SECURITY AND ISSUER.

                  This statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the "Common Stock") of WellCare Health Plans, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 8725 Henderson Road, Renaissance One, Tampa, Florida.

Item 2.  IDENTITY AND BACKGROUND.

                  This  constitutes  Amendment  No.  4  to  the  Statement  on
Schedule 13D filed by the Reporting Persons on April 25, 2005. This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

              1) TowerBrook Investors L.P. (f/k/a Soros Private Equity Investors LP) ("TBI");

              2) TCP General Partner L.P. (f/k/a SPEP General Partner LP) ("TCP GP");

              3)      TowerBrook Capital Partners LLC ("TCP LLC");

              4)      Neal Moszkowski ("Mr. Moszkowski"); and

              5)      Ramez Sousou ("Mr. Sousou").

                  TBI is a Delaware limited partnership. The general partner of TBI is TCP GP which is a Delaware limited partnership. Prior to April 14, 2005, TBI and TCP GP were known as Soros Private Equity Investors LP and SPEP General Partner LP, respectively.

                  A five-member investment committee of TCP GP exercises exclusive decision making authority with respect to investments by TBI. The members of the investment committee are Mr. Moszkowski, Mr. Sousou, Patrick Smulders, Frank Sica and Robert Soros. TCP GP's general partner is TCP LLC, a Delaware limited liability company whose controlling members are Mr. Moszkowski and Mr. Sousou. In such capacity Mr. Moszkowski and Mr. Sousou may be deemed to have shared voting and dispositive power over the securities held by TBI. The business address of each of the Reporting Persons, other than Mr. Sousou, is 430 Park Avenue, New York, NY 10022. Mr. Sousou's business address is 83 Pall Mall, London, SW1Y, 5ES, United Kingdom.

                  Mr. Moszkowski is a director of the Issuer. Mr. Moszkowski is a natural person and citizen of the United States of America.

                  Mr. Sousou is a natural person and citizen of the United Kingdom.

                  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  N/A

Item 4.  PURPOSE OF TRANSACTION.

                  On August 2, 2006, TBI distributed 4,900,816 shares pro rata to its partners. The partners of TBI, including TCP GP, received shares of the Issuer's common stock which were subsequently distributed pro rata to its partners or members and such partners or members subsequently distributed the shares they received pro rata to their partners or members. In connection with the distributions, TCP GP received and distributed 226,610 shares. TCP LLC did not receive any shares in the distributions. TBI, TCP GP and TCP LLC no longer have beneficial ownership of the shares of Common Stock distributed by TBI and TCP GP. In connection with the distributions, Mr. Moszkowski received directly 93,214 shares of Common Stock and Mr. Sousou received directly 90,442 shares of Common Stock. No consideration was paid in connection with the distributions.

                  On August 3, 2006, Mr. Sousou disposed of 50,441 shares of Common Stock at an average price per share of $52.2082 in open market transactions.

                  The information set forth under Items 3 and 6 is hereby incorporated by this reference.

                  Except as otherwise  described in this Schedule 13D, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a)-(b) The ownership percentages set forth below are based on 40,613,012 shares of the Issuer's Common Stock outstanding as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006 filed on August 4, 2006.

                           (i)    By  virtue  of the  relationships  described
under Item 2 and Item 6, each of TBI, TCP GP and TCP LLC may be deemed to share voting and dispositive power with respect to 257,968 shares of Common Stock. Therefore, each of TBI, TCP GP and TCP LLC may be deemed to beneficially own in the aggregate 257,968 shares of Common Stock, or approximately 0.6% of the outstanding shares of Common Stock.

                           (ii)   By virtue of the relationships  described in
Item 2 and Item 6, Mr. Moszkowski may be deemed to share voting and dispositive power with respect to 257,968 shares of Common Stock and have sole voting and dispositive power with respect to 93,214 shares of Common Stock. Therefore, Mr. Moszkowski may be deemed to beneficially own in the aggregate 351,182 shares of Common Stock, or approximately 0.9% of the outstanding shares of Common Stock.

                           (iii)  By virtue of the relationships  described in
Item 2 and Item 6, Mr. Sousou may be deemed to share voting and dispositive power with respect to 257,968 shares of Common Stock and have sole voting and dispositive power with respect to 40,001 shares of Common Stock. Therefore, Mr. Sousou may be deemed to beneficially own in the aggregate 297,969 shares of Common Stock, or approximately 0.7% of the outstanding shares of Common Stock.

                  (c) To the best knowledge of the Reporting Persons, none of the Reporting Persons has effected any transaction in shares of Common Stock during the past 60 days (other than the transaction described in Item 4 of this Amendment No. 4 to Schedule 13D).

                  (d)  N/A

                  (e)  Each  of  the  Reporting   Persons  ceased  to  be  the
beneficial owner of more than five percent of the outstanding shares of Common Stock on August 2, 2006.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  TBI is party to a Registration Rights Agreement with the Issuer and certain other security holders of the Issuer, pursuant to which the Issuer granted registration rights to those stockholders. Under the agreement, holders of a majority of shares held by TBI or any of its affiliates may require the Issuer to effect the registration of their shares from time to time. In addition, the stockholders party to the agreement have "piggyback" registration rights to include their shares in any registration statement the

Issuer files on its behalf (other than for employee benefit plans and other exceptions) or on behalf of other stockholders. The Issuer is required to pay all registration expenses in connection with any demand or piggyback registrations. TBI is also party to the Underwriting Agreements filed as exhibits 2, 3, 4 and 5 hereto pursuant to which TBI sold shares of Common Stock and agreed to certain restrictions on its ability to sell and make certain other dispositions of Common Stock for the time periods specified therein.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 The Registration Rights Agreement dated as of September 6, 2002 by and among WellCare Holdings, LLC, a Delaware limited liability company; Soros Private Equity Investors LP; Pinnacle Health Investors, L.L.C.; Sorrento Investment Group LLC; Randolph Street Partners V - Fourth Venture; Karl S. Okamoto; and Todd S. Farha, incorporated by reference to
                  Exhibit 10.13 to the Issuer's Registration Statement on Form S-1 filed on February 13, 2004.

Exhibit 2         Underwriting Agreement, incorporated by reference to Exhibit
                  1.1 to the Issuer's Current Report on Form 8-K filed on March 9, 2006.

Exhibit 3         Form of Underwriting Agreement, incorporated by reference to
                  Exhibit 1.1 to the Issuer's Registration Statement on Form S-1 filed on June 28, 2005.

Exhibit 4         Form of Underwriting Agreement, incorporated by reference to
                  Exhibit 1.1 to the Issuer's Registration Statement on Form S-1 filed on December 15, 2004.

Exhibit 5         Form of Underwriting Agreement, incorporated by reference to
                  Exhibit 1.1 to the Issuer's Registration Statement on Form S-1 filed on June 29, 2004.

Exhibit 6 Joint Filing Agreement, incorporated by reference to Exhibit 4 to the Reporting Persons Schedule 13D filed on April 25, 2005.

Exhibit 7 Powers of Attorney, incorporated by reference to Exhibit 5 to the Reporting Persons Schedule 13D filed on April 25, 2005.

CUSIP No. 94946T106                                              Page 11 of 11



                                   Signature

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

                                        TOWERBROOK INVESTORS L.P.



                                        By:  TCP General Partner L.P.
                                        Its: General Partner



                                        By:  TowerBrook Capital Partners LLC
                                        Its: General Partner


                                        By:    /s/ Jennifer Glassman
                                               ---------------------------------
                                               Name:   Jennifer Glassman
                                               Title:  Attorney-in-Fact



                                        TCP GENERAL PARTNER L.P.



                                        By:  TowerBrook Capital Partners LLC
                                        Its: General Partner


                                        By:    /s/ Jennifer Glassman
                                               ---------------------------------
                                               Name:   Jennifer Glassman
                                               Title:  Attorney-in-Fact



                                        TOWERBROOK CAPITAL PARTNERS LLC


                                        By:    /s/ Jennifer Glassman
                                               ---------------------------------
                                               Name:   Jennifer Glassman
                                               Title:  Attorney-in-Fact



                                        /s/ Ramez Sousou
                                        ----------------------------------------
                                            Ramez Sousou



                                        /s/ Neal Moszkowski*
                                        ----------------------------------------




* By: /s/ Jennifer Glassman
As attorney-in-fact

Date: August 9, 2006